EXHIBIT 99.1

O2Micro Reports Second Quarter 2016 Financial Results

GEORGE TOWN, Grand Cayman, Aug. 03, 2016 (GLOBE NEWSWIRE) --

Operational and Strategic Highlights:

  O2Micro reports non-GAAP net loss per fully diluted ADS of $0.06 and GAAP net loss per fully diluted ADS of $0.08.

  Company experienced strong design activity in solutions for backlighting, general lighting, battery, smartphone and tablet markets; expecting products to continue to ramp in the second half of 2016.

  Revenue from battery management products now anticipated to reach 20-25% of projected 2016 revenue in the second half of this year, expected to become second largest product line in 2016.

  Expects revenue to be up approximately 4-12 percent sequentially in the third quarter of fiscal year 2016.

O2Micro® International Limited (NASDAQ:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the second quarter of 2016, ending June 30, 2016.

Financial Highlights for the Second Quarter ending June 30, 2016:

O2Micro International Limited reported Q2 2016 revenue of $13.2 million. Revenue was up 1.8% sequentially and down 10.0% from the comparable year-ago quarter. The gross margin in the second quarter of 2016 was 50.7%. The gross margin was up from 48.8% in the prior quarter and up from 49.6% in the second quarter of 2015. The gross margin remains in our target range and varies primarily with revenue level and product mix. During the second quarter of 2016, the company recorded total GAAP operating expenses of $8.8 million, compared to $8.6 million in the first quarter of 2016 and $10.2 million in the year-ago Q2 period. The respective GAAP operating margins for the second quarter of 2016, the first quarter of 2016, and second quarter of 2015 were (15.8%), (17.6%), and (19.6%).

GAAP net loss was $2.0 million in Q2 2016. This compares to a GAAP net loss of $2.4 million in the first quarter of 2016 and a GAAP net loss of $2.7 million in Q2 2015. GAAP net loss per fully diluted ADS was $0.08 in Q2 2016. This compares to a GAAP net loss per fully diluted ADS of $0.09 in Q1 2016 and a GAAP net loss per fully diluted ADS of $0.10 in Q2 2015.

Financial Highlights for the Six Months ending June 30, 2016:

O2Micro International Limited reported revenue of $26.2 million for the six months ending June 30, 2016. This was down 5.7% from $27.8 million in the comparable six months of 2015. The gross margins were 49.8% and 49.8% during the corresponding periods of 2016 and 2015, respectively. GAAP operating expenses were $17.4 million and $20.3 million in the first half of 2016 and 2015, respectively. The respective GAAP operating margins for the comparable periods were (16.7%) and (23.2%). Pretax loss from operations was $3.9 million in the first half of 2016. This compares to a pretax loss from operations of $5.4 million in the first half of 2015. GAAP net loss was $4.3 million in 1H 2016. This compares to a GAAP net loss of $5.9 million in 1H 2015. The GAAP net loss per fully diluted ADS was $0.17 in the first six months of 2016. This compares to a GAAP net loss per fully diluted ADS of $0.23 in the corresponding first half of 2015.

Supplementary Data:

The company ended the second quarter of 2016 with $47.5 million in unrestricted cash and short-term investments or $1.85 per outstanding ADS. The accounts receivable balance was $6.9 million and represented 42 days sales outstanding at the end of Q2 2016. Inventory was $9.2 million or 128 days and turned over 2.8 times during Q2 2016. As of June 30, 2016, the company had $59.7 million in working capital and the book value was $80.3 million, or $3.13 per outstanding ADS.

As of June 30, 2016, O2Micro International Limited counted 360 employees, including 209 engineers.

Management Commentary:

“Second quarter 2016 financial results were within the range of the guidance that we provided in May as we continue to grow revenue and execute on our business objectives,” said Sterling Du, O2Micro’s Chairman and CEO. “Our third quarter revenue guidance reflects ongoing product ramps in our high potential growth drivers for the consumer and industrial end markets including backlighting for the TV market, power tools, household appliances, LED lighting and smartphones and tablets.  We believe our solutions for these product segments will contribute to top-line growth in upcoming quarters and lead O2Micro back to profitability in the near future.”

Conference Call:  O2Micro will hold its second quarter conference call today, August 3, 2016, at 6:00 a.m. PDT, 9:00 a.m. EDT. You may participate using the following dial-in information.

In the US and CANADA:	800-723-6498, pass code #4887486
INTERNATIONAL participants:	785-830-7989, pass code #4887486

A replay of the call will be available by phone until August 10th by visiting the following URL and providing the following conference code:  https://jsp.premiereglobal.com/webrsvp Conference code: 3244390.

A live webcast will also be available on the company website at www.o2micro.com, and an online replay will be available for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management and Power Management.

O2Micro International maintains an extensive portfolio of intellectual property with 33,705 patent claims granted, and over 30,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro or its management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal Securities Laws. Such statements involve risks, speculation and uncertainties that may cause actual results to differ materially from those set forth in these statements or from management’s current views and expectations. Risks and uncertainties in this release may include, without limitation, any one or combination of the following:  the effect of competitive and economic factors; real property value fluctuations and market demand; legal changes in any relevant rules and regulations pertaining to O2Micro’s business; changes in technology and industry standards, and O2Micro’s reaction to those factors; consumer and business buying decisions with respect to our customers’ products incorporating O2Micro’s products; continued competitive pressures in the marketplace; the ability of O2Micro to deliver to the marketplace, and stimulate customer demand therein, for new products and technological innovations on a timely basis; the effect that product introductions and transitions, changes in product pricing or mix, and/or increases in component costs could have on O2Micro’s gross margins; the inventory risk associated with O2Micro’s need to order, or commit to order, product components and product capacity in advance of forecast customer orders; the continued availability of acceptable terms of certain components and services essential to O2Micro’s business which are currently obtained by the company from sole or limited sources; the effect that O2Micro’s dependency on manufacturing and logistics services provided by third parties may have on the quality, quantity, availability or cost of products manufactured or services rendered; risks associated with O2Micro’s international operations; the potential impact of a finding that O2Micro has infringed on the intellectual property rights of others, or that any third party may have infringed on O2Micro’s intellectual property that may negatively affect O2Micro’s business; O2Micro’s legal classifications with governmental and regulatory agencies; O2Micro’s dependency on the performance of distributors, carriers, independent sales representatives, and other resellers of O2Micro’s products; the effect that product and service quality problems could have on O2Micro’s sales ability and operating profits; the ability of O2Micro to deliver its products in a timely fashion to its customers, and the possible negative ramifications if such is not possible; the continued service and availability of key executives and employees; war, terrorism, public health issues, natural disasters, and other circumstances that could disrupt supply, delivery, or demand of products; and unfavorable results of other legal proceedings.

Actual results may differ materially due to numerous risk factors. Such risk factors are more fully enumerated in O2Micro’s 20-F Annual Filings, Annual Report(s), 6-K’s, the Form F-1 filed in connection with the company’s initial public offering in August 2000, information posted on our website at www.o2micro.com, and other documents filed with the SEC, NASDAQ or any other public agency from time to time. The statements herein are based on dated information on the dates mentioned herein, which is subject to change. O2Micro assumes no obligation to update or revise the information provided on today, or any other forward-looking information, whether as a result of new information, future events or any other information that may arise. This information only speaks to the respective dates mentioned in said information.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015

NET SALES	$13,222	$14,690	$26,207	$27,791

COST OF SALES	6,521	7,407	13,168	13,953

GROSS PROFIT	6,701	7,283	13,039	13,838

OPERATING EXPENSES
Research and development (1)	3,775	3,837	7,567	8,297
Selling, general and administrative (1)	5,020	6,320	9,874	11,991
Litigation income	-	-	(23)	-

Total Operating Expenses	8,795	10,157	17,418	20,288

LOSS FROM OPERATIONS	(2,094)	(2,874)	(4,379)	(6,450)

NON-OPERATING INCOME
Interest income	76	199	153	436
Foreign exchange loss – net	(303)	(152)	(507)	(143)
Gain on sale of real estate	-	201	-	499
Gain on sale of long-term investments	413	-	425	-
Other – net	179	176	416	250
Total Non-operating Income	365	424	487	1,042

LOSS BEFORE INCOME TAX	(1,729)	(2,450)	(3,892)	(5,408)

INCOME TAX EXPENSE	237	287	438	528

NET LOSS	(1,966)	(2,737)	(4,330)	(5,936)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	139	474	573	427
Unrealized gain on available-for-sale securities	531	-	531	-
Unrealized pension gain	-	1	-	3
Total Other Comprehensive Gain	670	475	1,104	430

COMPREHENSIVE LOSS	$(1,296)	$(2,262)	$(3,226)	$(5,506)

BASIC AND DILUTED LOSS PER ADS	$(0.08)	$(0.10)	$(0.17)	$(0.23)

ADS UNITS USED IN LOSS PER ADS CALCULATION:
Basic (in thousands)	25,673	26,113	25,686	26,297
Diluted (in thousands)	25,673	26,113	25,686	26,297

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$60	$76	$125	$170
Selling, general and administrative	$360	$371	$733	$828

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Share Amounts)

	June 30,	December 31,
	2016	2015
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$37,475	$41,199
Restricted cash	32	31
Short-term investments	10,028	11,233
Accounts receivable – net	6,880	5,197
Inventories	9,216	9,662
Prepaid expenses and other current assets	1,464	1,126
Assets held for sale	1,956	1,956
Total Current Assets	67,051	70,404

LONG-TERM INVESTMENTS	4,861	9,304

PROPERTY AND EQUIPMENT – NET	13,904	14,011

OTHER ASSETS	2,231	2,489

TOTAL ASSETS	$88,047	$96,208

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$2,746	$3,333
Income tax payable	334	2,245
Deferred tax liabilities	1,030	2,206
Accrued expenses and other current liabilities	3,244	4,896
Total Current Liabilities	7,354	12,680

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	272	272
Other liabilities	122	139
Total Other Long-Term Liabilities	394	411

Total Liabilities	7,748	13,091

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	-	-
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,669,036,600 and 1,660,786,600 shares as of June 30, 2016 and December 31, 2015,respectively Outstanding –1,281,661,250 and 1,278,661,400 shares as of June 30, 2016 and December 31, 2015, respectively	33	33
Additional paid-in capital	142,038	141,886
Accumulated deficits	(42,716)	(38,386)
Accumulated other comprehensive income	5,928	4,824
Treasury stock – 387,375,350 and 382,125,200 shares as of June 30, 2016 and December 31, 2015, respectively	(24,984)	(25,240)
Total Shareholders’ Equity	80,299	83,117

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$88,047	$96,208

Contact Information:
Scott L. Anderson
Director of Investor Relations, O2Micro
Phone: 408.987.5920, x8888
Email: scott.anderson@o2micro.com